UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

               SPDR Barclays Capital International Treasury Bond ETF
                                (Name of Issuer)

                             Exchange Traded Fund
                         (Title of Class of Securities)

                                  78464A516
                                (CUSIP Number)

                              December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 78464A516


       1.    Names of Reporting Person

             Windward Investment Management, Inc.

	     I.R.S. Identification Nos. of above person: 04-3247857

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Massachusetts, United States

       5.    Sole Voting Power: 115,903
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  115,903
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             115,903

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     0.44%

       12.   Type of Reporting Person

	     IA

Item 1. (a)  Issuer:  SPDR Barclays Capital International Treasury Bond ETF

             Address:
             State Street Bank & Trust CO
	     One Lincoln Center
	     Boston, MA 02211

Item 2. (a)  Name of Person Filing:

             Windward Investment Management, Inc.

        (b)  Address of Principal Business Offices:

             60 State Street, Suite 3600
	     Boston, MA 02109
	     United States

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Exchange Traded Fund

        (e)  CUSIP Number: 78464A516

Item 3. Windward Investment Management, Inc. is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2010
                                       Windward Investment Management, Inc.

                                       By: /s/ Denise Kampf
                                       --------------------------
                                       Name: Denise Kampf
                                       Title: Chief Compliance Officer